Exhibit 99.1

Tiziana Announces Reduction of Side Effects Commonly Seen with
Discontinuation of GLP-1 Agonists with Nasal Anti-CD3

NEW YORK, January 10, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced findings on the prolonged benefits of its nasal anti-CD3 monoclonal antibody in sustaining tissue homeostasis and mitigating the side effects associated with GLP-1 agonists discontinuation. This advancement offers a promising approach to overcoming the tolerability challenges and adverse effects commonly linked to prolonged GLP-1 drug use.

GLP-1 drugs, widely used for treating metabolic disorders, often face issues with long term tolerability, leading to side effects such as sarcopenia and bone density loss. These complications frequently result in the discontinuation of GLP-1 therapies, reversing their beneficial effects on tissue homeostasis. Tiziana’s nasal anti-CD3 therapy has been shown not only to enhance the positive effects of semaglutide, a GLP-1 agonist marketed by Novo Nordisk (NYSE: NVO) under the brand names Ozempic and Wegovy when administered together but now to potentially sustain these effects after a GLP-1’s discontinuation.

“One of the key challenges with GLP-1 drugs is their lack of tolerability over time, which can lead to adverse effects like muscle and bone loss,” said Dr. Howard Weiner, Chairman of Tiziana’s Scientific Advisory Board and co-director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system. “Our research demonstrates that nasal anti-CD3 not only amplifies the beneficial effects of GLP-1 agonists but now also would potentially sustains these benefits even after discontinuation, providing a novel and non-toxic approach to maintaining tissue homeostasis and improving patient outcomes.”

Researcher, Selma Boulenouar PhD, elaborated on the findings: “Our data shows that even when on a high-fat diet, nasal anti-CD3 therapy sustains tissue homeostasis and mitigates inflammation in key organs, including adipose tissue, liver, kidneys, and brain. Importantly, the prolonged effects of nasal anti-CD3 are independent of dietary changes, making it a robust and versatile therapy for long-term metabolic health.”

The mechanism behind nasal anti-CD3’s efficacy lies in its ability to induce regulatory T cells, which dampen tissue inflammation and promote homeostasis. This discovery opens a new avenue for maintaining the positive effects of GLP-1 agonists, even in cases where discontinuation is necessary due to side effects or other factors.

“These findings are a pivotal step forward in the treatment of metabolic disorders and age-related diseases,” added Tiziana’s CEO, Ivor Elrifi. “Nasal anti-CD3 provides a unique opportunity to maximize and sustain the therapeutic benefits of GLP-1 drugs while mitigating their associated risks, ensuring long-term health and improved outcomes for patients.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission.The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

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